April 20, 2026

M. Clint Green
President and Chief Executive Officer
USA Compression Partners, LP
8115 Preston Road, Suite 700
Dallas, Texas 75225

       Re: USA Compression Partners, LP
           Registration Statement on Form S-3
           Filed April 10, 2026
           File No. 333-294992
Dear M. Clint Green:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    George J. Vlahakos, Esq., of Sidley Austin LLP